April 11, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Louis Gries
James Hardie Industries N.V.
4th Level, Atrium, unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands

Re: 	Form 20-F for the fiscal year ended March 31, 2004
File No. 001-15240

Dear Mr. Gries:

      We have reviewed your response and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2004

Results of Operations, page 41

1. We have reviewed your response to prior comment 2. Please note that Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities.
In addition, it is not the sole purpose of such disclosures to provide readers the specific ability to extrapolate future costs based upon disaggregated information. The disclosures required by the SAB are intended to allow a reader, with appropriate narrative explanation through the eyes of management, to understand the scope of anticipated and historical expenditures. The SAB states that disclosures should be sufficiently specific to enable a reader to understand that scope.

In that SAB, we clearly state that we believe that product liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity.

Among the disclosures called for in the SAB are:

* circumstances affecting the reliability and precision of loss estimates;

* the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

* whether, and to what extent, losses may be recoverable from third parties;

* the timing of payments of accrued and unrecognized amounts;

* the material components of the accruals and significant assumptions underlying estimates;

* the total claims pending at each balance sheet date;

* the number of claims filed for each period presented;

* the number of claims dismissed;

* the number of claims settled;

* the number of claims otherwise resolved;

* the average costs per settled claim;

* the total damages alleged at each balance sheet date (Regulation
S-
K, Item 103);

* the aggregate settlement costs to date; and

* the aggregate costs of administering and litigating the claims.

Finally, disclosure should include an analysis of the expected future trend in claims and settlement costs.

It remains unclear to us why you believe that some, if not all, of the above disclosures would not be material to an understanding of this contingent liability. Based on your response it appears that considerations such as recoverability from Amaca, Amaba, and ABN 60 would be material to an evaluation of the claim information. Similarly, your expectation with regard to cash payment limitations would also appear relevant in evaluating the timing of payments related to the contingent liability. We continue to believe that a rollforward of claims activity and the average cost per settled claim would be material to an understanding of this substantial contingent liability. Please revise your disclosure to include each of the disclosures required by SAB 5:Y detailed above.

Special Commission of Inquiry, page F-22

2. We have reviewed your response to prior comment 7. Regardless of whether the legally binding component of your asbestos obligation is reinstated by the Principal Agreement, we continue to believe that your obligation meets the definition of a liability defined by footnote 22 to paragraph 35 of FASB Concept Statement 6. Further, your response addresses only the obstacles to your signing of the Principal Agreement and not the likelihood of retroactive legislation requiring you to satisfy the funding shortfall should the Principal
Agreement fail to materialize.

3. We have reviewed your response to prior comment 8. Because discounting of the asbestos liability would not be appropriate given that the amount and timing of cash payments are not reliably determinable, it is unclear why any limitation on your annual cash outlay is relevant in a determination of the aggregate liability. Further, neither potential administrative reforms nor the lack of an upper limit to ACTU and UnionsNSW appear to prevent the estimation of the low end of the range of loss. It is unclear why the undiscounted
KPMG estimate of the total asbestos liability, not including administrative costs, less the combined assets of Amaca, Amaba and ABN 60 would not establish the low end of the range.

Based upon the information you have provided to us; it appears that the asbestos obligation represents a liability under US GAAP and further that at best the low end of the range of loss should be recorded in accordance with FIN 14. Please revise your accounting accordingly or provide us with a detailed explanation as to why the loss, rather than the signing of the Principal Agreement, is not probable.
Note 15 - Other Operating (Expense) Income, page F-28

4. We have read your response to prior comment 10. As previously requested, please supplementally provide us with a rollforward of claims outstanding for each period presented through the most recent practicable date. The rollforward should include the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period.

*	*	*	*

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Scott Watkinson, Staff Accountant, at (202) 942-2926 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, the undersigned at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Mark W. Shurtleff
Mr. Eric C. Nelson
Gibson, Dunn & Crutcher LLP
Jamboree Center
4 Park Plaza, Suite 1400
Irvine,  CA 92614
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Mr. Louis Gries
April 11, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE